111 CONGRESS AVENUE SUITE 820 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX 512 • 583 • 5940

CHET A FENIMORE DIRECT DIAL: 512 • 583 • 5901 EMAIL:cfenimore@fkhpartners.com

April 16, 2013

Via Federal Express

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	TriState Capital Holdings, Inc.
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-187681

Dear Mr. Schiffman:

On behalf of TriState Capital Holdings, Inc. (the “Company”), enclosed please find a copy of Pre-effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (“Commission”) on the date hereof, marked to show changes from the Registration Statement that was filed with the Commission on April 2, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (“Staff”) set forth in the Staff’s letter of April 11, 2013 (“Comment Letter”). The Registration Statement also includes other changes that are intended to update and clarify certain information and to provide certain preliminary selected financial information for the Company as of and for the three months ended March 31, 2013.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment. All references to captions (other than those in the Staff’s comments) correspond to the captions in the Registration Statement.

General

1. We note that the registration statement includes a number of placeholders for non-430A information. Please include such information in your next pre-effective

Securities and Exchange Commission

April 16, 2013

amendment to the registration statement. Please note that to the extent this information is not provided in your next amendment, the staff may determine to not review any amendments to the registration statement until the relevant information has been included.

The Company acknowledges the Staff’s comment and has included in the Amendment a number of disclosures that were previously placeholders for information not covered by Rule 430A under the Securities Act of 1933, as amended. The Company respectfully advises the Staff that it will file another pre-effective amendment to the Registration Statement that will include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price based on the mid-point of the offering range and all other required information except information that may be excluded in reliance upon Rule 430A. The Company confirms that it will not circulate copies of the Registration Statement or any preliminary prospectus until it includes such information.

Exhibit 5.1

2. We note that you have added a selling shareholder to the offering. Please file a revised legal opinion that differentiates between the shares to be offered by the company and the shares that will be offered by the selling shareholder. In particular, counsel should include its opinion that the shares offered by the selling shareholder are validly issued, fully paid and nonassessable. In addition, please file a dated and executed legal opinion in a pre-effective amendment to the registration statement.

Exhibit 5.1 to the Amendment contains a revised form of legal opinion that differentiates between shares of the Company’s common stock that will be offered by the Company and by the selling shareholder, including that shares offered by the selling shareholder are validly issued, fully paid and nonassessable. The Company respectfully advises the Staff that it will include a dated and executed legal opinion in a pre-effective amendment to the Registration Statement.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Chet A. Fenimore

Enclosure

CC:    James F. Getz (TriState Capital Holdings, Inc.)

  Michael P. Reed (DLA Piper)